Exhibit 4.11

DESCRIPTION OF THE REGISTRANT’S COMMON STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The common stock of Cumberland Pharmaceuticals, Inc. ( “we,” “our,” “us” or the “Company”) is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the actual terms and provisions contained in our Third Amended and Restated Charter, as amended (the “Charter”), and our Second Amended and Restated Bylaws (the “Bylaws”), copies of are filed as an exhibit to this Annual Report on Form 10-K and are incorporated herein, and to the applicable provisions of Tennessee law. We encourage you to read our Charter and Bylaws and the applicable provisions of Tennessee law for additional information.

Authorized Capital

We are authorized to issue up to 120,000,000 shares of capital stock, of which 100,000,000 may be shares of common stock, par value $0.00 per share, and 20,000,000 may be shares of preferred stock, par value $0.00 per share. The Company currently has no preferred stock issued and outstanding. All of the Company’s outstanding shares of common stock are fully paid and nonassessable.

Voting Rights

Holders of common stock are entitled to one vote for each share registered in his or her name on our books on all matters voted on by our shareholders. Holders of our common stock do not have cumulative voting rights.

Dividends

Subject to any preferences or other rights of any of our preferred stock that may be issued from time to time, each share of our common stock is entitled to share equally with each other share of common stock in dividends from sources legally available therefore, when, as, and if declared by the Board of Directors of the Company.

Absence of Other Rights

Holders of our common stock do not have any preemptive rights to subscribe for or purchase any of our securities of any class or kind. Holders of our common stock do not have any subscription, redemption or conversion privileges.

Liquidation Rights

Upon our liquidation or dissolution, whether voluntary or involuntary, each share of our common stock is entitled to share equally in the assets that are available for distribution to our shareholders, after payment of all debts and liabilities and subject to the prior rights of nay holders of preferred stock then outstanding.

Listing

Our common stock is listed on the Nasdaq Global Select Market under the symbol “CPIX.”

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar of our common stock.

Anti-Takeover Effects of our Charter and Bylaws

Our Charter and Bylaws contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of the Company. These provisions, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors.

Staggered Board. Our Charter divides our Board of Directors into three separate classes, and directors are assigned to each class in accordance by resolution of the Board of Directors. Each class of directors serves for a full term of three years, and the terms of the respective classes expire in succession so that only one class of directors is required to stand for re-election at each annual meeting. This provision prevents our shareholders or a potential acquirer from replacing all of our incumbent directors at a single annual meeting.

Removal of Directors. Under Tennessee law, a director can be removed by the shareholders with or without cause, unless a corporation’s charter provides that the director can only be removed for cause. Our Charter includes this restriction, which could make it more difficult for shareholders to remove incumbent directors.

Advance Notice Provisions. Our Bylaws contain advance notice provisions applicable to shareholder proposals and the nomination of candidates for election as directors by shareholders. These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempt to obtain control of the Company.

Vacancies. Our Charter provides that the Board of Directors, by a majority vote of the remaining directors in office, shall fill any vacant directorships caused by the death, resignation, disqualification, removal of a director. Our Charter also gives the Board of Directors the power to fill any vacancies resulting from the increase in the number of directors serving on the Board. These provisions could make it more difficult for an acquiror to gain control of our Board of Directors.

Calling of Special Meetings. Under Tennessee law, a special meeting of a Tennessee corporation’s shareholders can be called by its board of directors or, unless the charter provides otherwise, the holders of at least 10% of the outstanding voting stock of the corporation. Our Charter provides that a special meeting can be called by our Chairman of the Board or the Chief Executive Officer only when shareholders owning at least two-thirds of the votes entitled to be cast on any issue proposed to be considered at the meeting deliver to the Company a written demand stating the purposes of the special meeting and a certified check in the amount of $50,000.00. This provision may make it harder for our shareholders to call special meetings without the consent of the Board of Directors of the Company.

Undesignated Preferred Stock. Our Board of Directors has the ability to designate and issue preferred stock without shareholder approval, and such preferred stock could have voting or other rights or preferences that could deter hostile takeovers or delay changes in control.

No Cumulative Voting. Our Charter and Bylaws do not allow shareholders to cumulate votes for the election of directors, which may have the effect of deterring our shareholder’s ability to replace incumbent directors serving on the Board of Directors.

Tennessee Anti-Takeover Statutes

In addition to the Charter and Bylaws provisions discussed above, Tennessee has adopted a series of statutes which can have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for our capital stock.

Tennessee Business Combination Act

The Tennessee Business Combination Act (the “TBCA”) governs all Tennessee corporations. It imposes a five-year standstill on transactions such as mergers, share exchanges, sales of assets, liquidations and other interested party transactions between Tennessee corporations and “interested shareholders” and their associates or affiliates, unless the business combination is approved by the board of directors before the interested shareholder goes above the 10% ownership threshold. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or satisfaction of certain fair price standards.

The TBCA also provides for additional exculpatory protection for the board of directors in resisting mergers, exchanges and tender offers if a Tennessee corporation’s charter specifically opts-in to such provisions. In particular, a Tennessee corporation’s charter may specifically authorize the members of a board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation’s employees, customers, suppliers, the communities in which the corporation operates, or any other relevant factor in the exercise of their fiduciary duty to the shareholders. Our Charter currently does not opt-in to the additional exculpation provisions available under the TBCA. In the future, if we amend our Charter to opt-in to such provisions, it could have the effect of protecting our management and Board of Directors from hostile takeover bids.

Tennessee Control Share Acquisition Act

The Tennessee Control Share Acquisition Act (the “TCSA”) limits the voting rights of shares owned by a person above certain percentage thresholds, unless the non-interested shareholders of the corporation approve the acquisition above the designated threshold. However, the TCSA only applies to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the TCSA. In addition, the charter or bylaws must specifically provide for the redemption of control shares or appraisal rights for dissenting shareholders in a control share transaction. Neither our Charter nor our Bylaws make the express declarations necessary to opt into the TCSA. In the future, if we amend our Bylaws or our Charter to opt into the TCSA, it will have the general effect of discouraging, or rendering more difficult, acquisition attempts.

Tennessee Investor Protection Act

The Tennessee Investor Protection Act (“TIPA”) generally requires the registration, or an exemption from registration, before a person can make a tender offer for shares of a Tennessee corporation which, if successful, will result in the offeror beneficially owning more than 10% of any class of shares. Registration requires the filing with the Tennessee Commissioner of Commerce and Insurance of a registration statement, a copy of which must be sent to the target company, and the public disclosure of the material terms of the proposed offer. Additional requirements are imposed under that act if the offeror beneficially owns 5% or more of any class of equity securities of the target company, any of which was purchased within one year prior to the proposed takeover offer. TIPA also prohibits fraudulent and deceptive practices in connection with takeover offers, and provides remedies for violations.

TIPA does not apply to an offer involving a vote by holders of equity securities of the offeree company, pursuant to its charter, on a share exchange, consolidation or sale of corporate assets in consideration of the issuance of securities of another corporation, or on a sale of its securities in exchange for cash or securities of another corporation. Also exempt from TIPA are tender offers which are open on substantially equal terms to all shareholders, are recommended by the board of directors of the target company, and include full disclosure of all terms.

Tennessee Greenmail Act

The Tennessee Greenmail Act (“TGA”) prohibits us from purchasing or agreeing to purchase any of our securities, at a price higher than fair market value, from a holder of 3% or more of any class of its securities who has beneficially owned the securities for less than two years. We can, however, make this purchase if the majority of the outstanding shares of each class of voting stock issued by us approves the purchase or if we make an offer of at least equal value per share to all holders of shares of the same class of securities as those held by the prospective seller.